THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

March 28, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Anu Dubey

Re:	The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on or about March 28, 2018 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 105 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will relate to the Post-Effective Amendment to the Registration Statement filed with the SEC on January 12, 2018 that was designated Post-Effective Amendment No. 102 (the “January 12 Filing”).  The January 12 Filing was made pursuant to Rule 485(a)(1) under the Securities Act for the principal purpose of establishing Alger 35 Fund (the “Fund”) as a new series of the Trust, offering one share class, Class P.

The Amendment will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC on the January 12 Filing, as discussed below, (ii) file certain exhibits, and (iii) make certain other non-material revisions.

Comments were provided on the January 12 Filing by telephone to Lisa Moss, Tina Payne, and the undersigned by Anu Dubey of the Staff on February 21, 2018. For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the January 12 Filing.

Upon review of the responses by the Staff, we are respectfully requesting that the Fund be declared effective on March 28, 2018 as noted in the Amendment.

1.                                      Staff Comment: The Staff requested that we modify the EDGAR series ID to be identical to the name of the Fund.

Response: We have made this correction.

2.                                      Staff Comment: The Staff requested we add an explanation in a footnote to the fee table enumerating any expenses that will be excluded from the cap on other expenses.

Response: In conformity with Form N-1A and the Staff’s comment, we have noted that dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses will be excluded from the cap on other expenses.

3.                                      Staff Comment:  The Staff stated that, if the Manager will be able to recoup waived expenses, we should note that the Fund’s prior year expenses can be recaptured by the Manager only if the Fund’s current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  The Staff further stated that we should include a footnote stating that the Manager will recoup waived fees only if the Fund’s payment of such waived fees to the Manager does not cause the Fund’s expense ratio to exceed the expense cap that was in place both at the time the Manager waived the fees and at the time that the Manager recoups the waived fees.

Response: The Manager will not be able to recoup waived fees from the Fund.

4.                                      Staff Comment: The Staff asked us to confirm supplementally whether borrowing is the only way that the Fund will engage in leverage.

Response: We confirm that borrowing is the only way that the Fund will engage in leverage.

5.                                      Staff Comment: The Staff asked us to confirm supplementally whether the foreign securities in which the Fund will invest will include emerging markets securities and, if so, to disclose the risks as appropriate.

Response: In conformity with Form N-1A and the Staff’s comment, we have disclosed that the Fund will invest in emerging market securities and the attendant risks.

6.                                      Staff Comment: The Staff asked that we add disclosure about the potential investment risks of the fulcrum fee arrangement.

Response: In conformity with Form N-1A and the Staff’s comment, we have disclosed the investment related risks of the fulcrum fee arrangement.

7.                                      Staff Comment: The Staff asked that, in the section relating to payments to dealers, we remove the reference to payments from the Fund because, currently, the Fund does not have any share class with a Rule 12b-1 plan.

Response: In conformity with Form N-1A and the Staff’s comment, we have made this change.

8.                                      Staff Comment: The Staff noted that the Prospectus states that “the Fund may engage in active trading of portfolio securities.” The Staff requested that we disclose the risks of active trading of portfolio securities.

Response: We have removed references to active trading of portfolio securities, as it is not currently intended to be a principal investment strategy of the Fund.

9.                                      Staff Comment: The Staff asked us to confirm supplementally that the calculation of the fulcrum fee is identical to that used in the Alger 25 Fund.

Response: We confirm that the calculation of the fulcrum fee is identical that used in the Alger 25 Fund.

10.                               Staff Comment: The Staff requested that we explain how the proposed fulcrum fee complies with the language from Investment Company Release No. 7113, dated April 6 1972 (the “Release”). Specifically the Staff referred to footnote 16, which states, in part, that “For investment companies which are small or are not well-diversified a significantly higher performance difference than +/- 10 percentage points would be required.  This ‘rule of thumb’ is based upon a measuring period of one year and the ‘investment record’ of the S&P 500 Stock Composite Index.”

Response: The Release indicates that a fulcrum fee is permissible under Section 205 of the Investment Advisers Act provided the fee is fair to the Fund.  The Release lists certain factors that a fund’s board should consider when determining the fairness of a fulcrum fee, including the following:

(1) The fairness of the fulcrum fee—Selection of the “midpoint” from which all performance increments are measured should involve consideration of the same factors as would apply in establishing a proper non-performance fee.

(2) Selection of an appropriate index—Selection should involve factors such as volatility, diversification of holdings, types of securities owned, and investment objectives of the fund. The character of the index should seek to match, as far as possible, the character of the fund’s assets.

(3) Variations in time intervals over which average asset value and investment performance are computed—The time periods over which assets are averaged and performance computed must be the same.

(4) Length of period over which performance is computed—An adviser has a fiduciary obligation to use a reasonable period of time for measuring performance, and one year generally seems to be the minimum.

(5) Computation of performance over a specified period—A fee can be based on either a flat period or a rolling period of time.

(6) Avoid basing significant fee adjustments upon random or insignificant differences.

We believe that the Fund’s proposed fulcrum fee structure is consistent with the Release, and when the existence of the Index Hurdle is considered, exceeds the Release’s requirements in terms of fairness to the Fund.  Each of factors 1 through 5 above is straightforward in its application and the Staff has not raised any issues with respect to any of such factors.  The Staff’s sole concern relates to factor 6 above, and the guidance found in footnote 16 of the Release and the related text in the body of the Release.

Under the caption “Avoid Basing Significant Fee Adjustment upon Random or Insignificant Differences,” the Release states that “[i]n structuring incentive fee arrangements it is important to build in a degree of confidence that any significant incentive payments (or penalties) are attributable to the adviser’s skill, or lack of skill, rather than to random fluctuations.  Most investment company incentive fee contracts have ‘step rates’“. . . . Other performance fee contracts decrease the significance of the payments made for slight performance differences through the use of continuous fees [payments increase or decrease with slight performance differences].”

The Fund’s Performance Adjustment is such a “continuous” fee, which will increase/decrease by 0.1 of a basis point for each 1 basis point of outperformance/underperformance of the Index Hurdle.  Such a basis of fee movement is clearly not significant and could not result in a maximum fee adjustment (referred to in the Release as the amount added to the fulcrum fee which yields the largest total fee payable under the contract) in the absence of unusual investment results.

Moreover, when the added hurdle of benchmark plus 250 basis points is factored in, the potential for a significant upward fee adjustment occurring because of a random or insignificant performance difference is substantially mitigated.  Significantly, in the Release, the SEC stated that it was not recommending “that any particular performance difference exist before the maximum fee adjustment may be made.”  Accordingly, we believe that +/- 2.50%, with a fulcrum point set at 2.50% above the benchmark, is reasonable to prevent maximum positive performance adjustments resulting from random fluctuations or insignificant differences.  The success of the Fund’s focused investment strategy largely depends on Alger Management’s skill in selecting stocks to execute the Fund’s strategy rather than random variations or fluctuations.

We also believe that the focused investment portfolio of the Fund will not have a significant impact on the volatility of its performance relative to the benchmark. The performance analysis provided to the Staff by e-mail contemporaneously with this letter, which compares the past ten calendar years of performance of funds classified by Morningstar as large cap growth to the S&P 500 Index, demonstrates that the relative returns of a less diversified portfolio (50 stocks or less) are not materially different from the relative returns of a more diversified portfolio (greater than 50 stocks).  The standard deviation between the returns is similar year over year, supporting the conclusion that the volatility of a more focused portfolio in this category is not materially greater than the volatility of a more diversified portfolio.  Therefore, especially given the 2.50% Index Hurdle, the potential for a random fluctuation in Fund performance to lead to a maximum performance adjustment will be no greater in the Fund than in a fund that is more diversified.

Supplementing the foregoing, we wish to note that several funds with somewhat similar fulcrum fee structures have come to market in recent months.  In one such case, for example, the Staff found that a 140 basis point fluctuation being required to reach the maximum or minimum performance adjustment was permissible within the framework of the Release.  See, e.g., AB FlexFee Large Cap Growth Portfolio (File Nos. 002-29901; 811-01716). We also note that this fund will target 35 holdings, and so will be more diversified, in terms of number of holdings, than Alger 25 Fund which was approved with the same fee structure in December 2017. We also wish to highlight the fact that the range of the Fund’s management fee is modest, with the Fund’s maximum management fee, 0.80%, being well within the range of the advisory fees of other actively managed equity funds which do not have fulcrum fees.

11.                               Staff Comment: The Staff stated that it believes that a change to the “Index” as defined in the description of the fulcrum fee would be a material change to the advisory contract and would require a shareholder vote.

Response: We agree that any change to the “Index” used to calculate the performance adjustment would be a material change to the advisory contract that requires a shareholder vote.

12.                               Staff Comment: The Staff asked that we further explain what “in good order” means with regard to subscription and redemption requests.

Response: In conformity with Form N-1A and the Staff’s comment, we have further specified the requirements for a subscription or redemption request to be in good order.

13.                               Staff Comment: The Staff asked that we consider adding more detail regarding our redemption in kind procedures, including whether a redemption in kind will generally be paid using a pro-rata portion of the securities of the fund.

Response: In conformity with Form N-1A and the Staff’s comment, we have enhanced our disclosure in this section.

14.                               Staff Comment: The Staff asked us to explain the legal authority permitting the Fund to involuntarily redeem shareholders engaged in excessive trading in Fund shares.

Response: We believe there is legal authority permitting us to involuntarily redeem shareholders engaged in excessive trading in Fund shares. First,  Item 11(e)(4)(iii)(F) of Form N-1A requires disclosure regarding any “right of the Fund to reject, limit, delay, or impose other conditions on exchanges or purchases or to close or otherwise limit accounts based on a history of frequent purchases and redemptions of Fund shares, including the circumstances under which such right will be exercised.” (emphasis added) Further, Investment Company Release 26782, in footnote 9, mentions “identifying market timers and restricting their trading or barring them from the fund,” as a potential remedy for dealing with shareholders engaged in excessive trading of Fund shares. Each of these authorities contemplates the involuntary removal of a shareholder engaged in excessive trading of Fund shares, implying that the SEC would permit the practice.

15.                               Staff Comment:  The Staff noted that the prospectus states that certain information will be provided to shareholders who call to request it. The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff requested that we review the proposing release, Investment Company Release 26418, dated May 28, 2004 (the “Release”), and explain why requiring shareholders to call and request certain information is not selective disclosure.

Response:  The Release makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   Following the late trading and market-timing scandals, the SEC proposed these new rules to prevent further abuses relating to late trading, market-timing, and the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s prospectus was drafted with the Release’s guidance in mind. By disclosing in the prospectus what information we provide, and offering to provide it to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of  non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it (regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

16.                               Staff Comment: The Staff asked us to explain the legal authority permitting the Fund to involuntarily redeem shareholders at any time.

Response: In conformity with Form N-1A and the Staff’s comment, we have removed the reference to this policy, and will limit involuntary redemptions in line with SEC guidance as noted in response to comment 14 above.

17.                               Staff Comment: The Staff requested that we update the legal opinion supporting the issuance of Fund shares.

Response: We confirm that we will file the Amendment with an updated opinion.

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8806 or cullman@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment.

Very truly yours,

/s/ Christopher Ullman
Christopher Ullman

cc:	Gary Granik, Esq.
Lauren Connolly, Esq.
Hal Liebes, Esq.
Tina Payne, Esq.